Filed by Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

April 16, 2008

Dear Stockholder:

Our records indicate your vote has not yet been received for the special meeting of Renovis’s stockholders to be held at Renovis’s headquarters, located at Two Corporate Drive, South San Francisco, CA on Thursday, May 1, 2008 at 8:00 a.m. local time. Please take a moment right now to ensure that your shares are represented at this important stockholder meeting.

*YOUR VOTE IS IMPORTANT*

Renovis’s Board of Directors has carefully considered the proposed merger and unanimously recommends that you vote to adopt the merger agreement. In the proposed merger, each share of Renovis’s common stock will be converted into the right to receive the equivalent of 1.0542 shares in Evotec.

We are enclosing an additional proxy card that will allow you to exercise your rights as a stockholder. As indicated on the proxy card, you may vote by telephone, the internet, or by signing, dating and mailing your proxy card in the envelope provided.

The Board of Directors recommends you vote:

•	FOR the adoption of the Agreement and Plan of Merger with Evotec AG and to approve the merger and related transactions as described in detail in the proxy statement,

•	FOR the approval of any motion to adjourn or postpone the special meeting to a later date or dates, if necessary, to solicit additional proxies.

Please vote by Telephone or Internet today. Remember – every vote counts! If you have any questions or need a copy of the proxy statement, please call MacKenzie Partners, Inc. at (800) 322-2885 Toll-free or (212) 929-5500 Collect.

Sincerely,

/s/ John P. Walker
John P. Walker
Executive Chairman

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Forward-Looking Statements

This communication contains certain forward-looking statements. All statements, other than statements of historical facts, regarding the likelihood and timing of the completion of the business combination transaction involving Evotec and Renovis, the conversion of Renovis shares into a right to receive Evotec shares, the anticipated benefits of such transaction and the plans and objectives of management are forward-looking statements and are based on management’s current expectations and estimates. We may not actually achieve these plans, intentions or expectations and Renovis cautions investors not to place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.

Factors that could cause or contribute to such differences may include, but are not limited to, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the SEC by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the SEC.

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec and Renovis have mailed a joint proxy statement/prospectus to stockholders of Renovis in connection with the proposed merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Renovis by directing a request to Renovis’s Investor Relations department at Two Corporate Drive, South San Francisco, California 94080 or from Evotec by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at www.renovis.com.